Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	March 31, 2025	December 31, 2024
		$	$
Assets

Current
Cash	5	1,895,238	2,473,649
Accounts receivable		17,252	17,637
Prepaid expenses	6	190,949	185,412

Total Current Assets		2,103,439	2,676,698
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	179,972	183,108
Property and equipment	9	15,257	34,721

Total Assets		3,498,668	4,094,527

Liabilities

Current
Accounts payable and accrued liabilities	10,13	415,688	147,205
Derivative warrant liability	12(h)	326,000	572,000
Lease obligation	11	15,662	38,785

Total Liabilities		757,350	757,990

Shareholders’ Equity

Share capital	12	18,912,699	18,493,571
Reserves	12	5,723,404	6,039,078
Obligation to issue shares	8(c)	24,746	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(21,866,926)	(21,168,253)

Total Shareholders’ Equity		2,741,318	3,336,537

Total Liabilities and Shareholders’ Equity		3,498,668	4,094,527

Nature of operations and going concern (Note 1)

Commitments (Note 16)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

		Three months ended March 31,
	Note	2025	2024
		$	$
Expenses

Research and development	13	276,309	73,643
Consulting, wages and benefits	13	283,915	224,721
Directors’ fees	13	43,280	39,161
Investor relations		150,043	439,405
Professional fees	13	81,834	120,210
General and administrative		59,797	74,920
Public company costs		22,364	29,683
Travel		10,960	1,607
Amortization of property and equipment	9	19,464	20,246
Amortization of intangible assets	8	6,521	11,886
Share-based payments	12(g),13	8,969	53,134

Loss before other items		(963,456)	(1,088,616)

Fair value adjustment on derivative warrant liability	12(h)	246,000	(1,724,792)
Foreign exchange gain (loss)		362	(12,644)
Interest income		18,421	31,602
Transaction costs on derivative warrant liability	12(b)	-	(224,486)

Net loss and comprehensive loss for the period		(698,673)	(3,018,936)

Basic and diluted loss per common share		(0.19)	(1.24)

Weighted average number of common shares outstanding		3,737,101	2,429,268

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	899,717	1,032,549	-	-	-	-	1,032,549
Warrants exercised	5,000	21,814	-	-	-	-	21,814
Share issuance costs	-	(239,465)	-	-	-	-	(239,465)
Share-based payments	-	-	53,134	-	-	-	53,134
Comprehensive loss for the period	-	-	-	-	(3,018,936)	-	(3,018,936)

Balance, March 31, 2024	2,903,565	17,871,433	5,521,391	24,746	(20,873,843)	(52,605)	2,491,122

Shares issued pursuant to private placement	320,000	355,000	-	-	-	-	355,000
Pre-funded warrants issued	-	-	907,994	-	-	-	907,994
Reclassification of derivative warrant liability	-	-	123,651	-	-	-	123,651
Share issuance costs	-	(92,076)	(224,140)	-	-	-	(316,216)
Pre-funded warrants exercised	257,810	359,214	(359,211)	-	-	-	3
Share-based payments	-	-	69,393	-	-	-	69,393
Comprehensive loss for the year	-	-	-	-	(294,410)	-	(294,410)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering	73,871	113,547	-	-	-	-	113,547
Share issuance costs	-	(19,064)	-	-	-	-	(19,064)
Pre-funded warrants exercised	233,000	324,645	(324,643)	-	-	-	2
Share-based payments	-	-	8,969	-	-	-	8,969
Comprehensive loss for the period	-	-	-	-	(698,673)	-	(698,673)

Balance, March 31, 2025	3,788,246	18,912,699	5,723,404	24,746	(21,866,926)	(52,605)	2,741,318

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

	Three months ended March 31,
	2025	2024
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(698,673)	(3,018,936)

Items not affecting cash:
Amortization of property and equipment	19,464	20,246
Amortization of intangible assets	6,521	11,886
Fair value adjustment on derivative warrant liability	(246,000)	1,724,792
Share-based payments	8,969	53,134
Transaction costs on derivative warrant liability	-	224,486
Unrealized foreign exchange (gain) loss	(953)	7,406
Changes in non-cash operating assets and liabilities:
Accounts receivable	385	29,828
Prepaid expenses	(1,752)	(402,068)
Accounts payable and accrued liabilities	268,309	45,374
	(643,730)	(1,303,852)

Investing activities
Acquisition of intangible assets	(3,385)	(2,623)
	(3,385)	(2,623)

Financing activities
Proceeds from issuance of equity instruments	113,547	2,000,549
Pre-funded warrants and warrants exercised	2	16,570
Share issuance costs	(22,849)	(297,607)
Payment of lease obligation	(23,123)	(15,945)
	67,577	1,703,567

Effect of foreign exchange on cash	1,127	(9,317)

(Decrease) Increase in cash	(578,411)	387,775

Cash, beginning of period	2,473,649	3,447,665

Cash, end of period	1,895,238	3,835,440

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Derivative warrant liability reclassified to share capital on exercise of warrants	-	6,775
Recognition of right-of-use asset	-	18,472
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	-	166,344

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 14, 2025.

6

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

3.	Material Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the material accounting policies disclosed in the annual financial statements for the year ended December 31, 2024.

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the condensed interim consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

7

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at March 31, 2025.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 4.15% (December 31, 2024 – 3.62%).

	March 31, 2025	December 31, 2024
	$	$

Cash	117,605	53,686
Interest-bearing deposits	1,777,633	2,419,963
	1,895,238	2,473,649

8

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	March 31, 2025	December 31, 2024
	$	$

Research and development	-	1,167
Insurance	105,037	158,007
Investor relations conferences and services	70,268	19,490
Administrative services and other	15,644	6,748
	190,949	185,412

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727
Additions	3,385
Balance, March 31, 2025	379,112

Accumulated amortization	Total
$
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619
Amortization	6,521
Balance, March 31, 2025	199,140

Carrying values	Total
$
At December 31, 2024	183,108
At March 31, 2025	179,972

9

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets (continued)

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of March 31, 2025, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of March 31, 2025, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;

ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;

iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at March 31, 2025 and December 31, 2024. The remaining shares to be issued are included in obligation to issue shares ($24,746);

iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;

v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at March 31, 2025, no royalties have been accrued or paid; and

vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at March 31, 2025, no royalties have been accrued or paid.

UFRF may terminate the agreement if the Company fails to meet the above-specified milestones.

10

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	-	96,998
Balance, December 31, 2024	211,586	23,344	234,930
Additions	-	-	-
Balance, March 31, 2025	211,586	23,344	234,930

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	17,632	1,832	19,464
Balance, March 31, 2025	199,832	19,841	219,673

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2024	29,386	5,335	34,721
At March 31, 2025	11,754	3,503	15,257

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2024, the Company extended its office lease. A $96,998 right-of-use asset addition was recognized with a corresponding $96,998 increase to the lease liability.

10.	Accounts payable and accrued liabilities

	March 31, 2025	December 31, 2024
	$	$
Trade payables	354,037	84,020
Accrued liabilities	61,651	63,185
Total	415,688	147,205

11.	Lease obligation

The Company has entered into an office lease expiring in 2025, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at March 31, 2025 is as follows:

$
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785
Lease payments	(23,123)
Balance, March 31, 2025	15,662

11

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

11.	Lease obligation (continued)

The $96,998 lease obligation addition recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	March 31, 2025	December 31, 2024
	$	$
2025	15,815	39,535
Total minimum lease payments	15,815	39,535
Less: imputed interest	(153)	(750)
Total present value of minimum lease payments	15,662	38,785
Less: current portion	(15,662)	(38,785)
Non-current portion	-	-

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 3,788,246 issued at March 31, 2025 (December 31, 2024 – 3,481,375).

b)	Issuances

Three months ended March 31, 2025:

On January 15, 2025, the Company issued 73,871 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 233,000 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

Three months ended March 31, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3.00 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consists of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $968,000 to the derivative warrant liability (Note 12(g)) and the residual $1,032,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $366,710. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $239,465 recorded as a reduction of equity and $224,486 recorded as transaction costs on derivative warrant liability.

12

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances (continued)

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

c)	Diluted Weighted Average Number of Common Shares Outstanding

	Three months ended March 31,
	2025	2024
Basic weighted average common shares outstanding	3,737,101	2,429,268
Effect of outstanding securities	-	-
Diluted weighted average common shares outstanding	3,737,101	2,429,268

During the three months ended March 31, 2025 and 2024, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.13	(1)
Granted – February 23, 2024	74,950	3.13	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.13	(1)
Balance, March 31, 2025 and December 31, 2024	2,830,737	$3.60

(1) Exercise price of CAD $4.50.

During the year ended December 31, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. All other terms of the warrants remain unchanged.

At March 31, 2025, the weighted average contractual remaining life of the unexercised warrants was 2.34 years (December 31, 2024 – 2.58 years).

13

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

d)	Common Share Purchase Warrants (continued)

The following table summarizes information on warrants outstanding at March 31, 2025:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$5.00	198,333	February 9, 2026	0.86 years
$5.00	270,211	October 15, 2026	1.54 years
$5.00	101,111	October 15, 2026	1.54 years
$5.00	555,555	October 7, 2027	2.52 years
CAD $4.50	819,767	February 9, 2026	0.86 years
CAD $4.50	74,950	February 23, 2026	0.90 years
$2.18	810,810	October 18, 2029	4.55 years
Total	2,830,737		2.34 years

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023	-	-
Granted – October 18, 2024	490,810	$0.00001
Exercised	(257,810)	$0.00001
Balance, December 31, 2024	233,000	$0.00001
Exercised	(233,000)	$0.00001
Balance, March 31, 2025	-	-

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters’ warrants for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, March 31, 2025 and December 31, 2024	50,298	$23.57

At March 31, 2025, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 2.00 years (December 31, 2024 – 2.24 years).

14

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants (continued)

The following table summarizes information on finders’ and underwriters’ warrants outstanding at March 31, 2025:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
CAD$42.30	6,377	February 9, 2026	0.86 years
$42.93	16,144	October 15, 2026	1.54 years
$10.98	27,777	October 7, 2027	2.52 years
Total	50,298		2.00 years

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	100%
Share price	CAD $4.31
Risk-free interest rate	3.57%
Expected life	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the three months ended March 31, 2025, the Company recorded share-based payments of $8,969 (2024 - $53,134), in respect of the vesting of options issued in prior years.

A summary of the changes in stock options for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

15

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, March 31, 2025 and December 31, 2024	147,763	$10.80
Vested and exercisable, March 31, 2025	113,764	$12.83

The weighted average contractual remaining life of the unexercised options was 2.77 years (December 31, 2024 - 3.02 years).

The following table summarizes information on stock options outstanding at March 31, 2025:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$14.76	14,669	14,669	June 23, 2025	0.23 years
$16.92	2,366	2,366	May 12, 2026	1.12 years
$21.69	4,732	4,732	July 14, 2026	1.29 years
$22.86	7,262	7,262	December 21, 2026	1.73 years
$22.86	9,163	9,163	January 12, 2027	1.79 years
$14.40	37,200	36,322	June 6, 2027	2.18 years
$12.42	5,554	4,319	November 25, 2027	2.65 years
$2.90	8,000	8,000	December 31, 2028	3.76 years
$4.50	37,817	18,931	March 4, 2029	3.93 years
$5.00	8,000	8,000	April 8, 2029	4.02 years
$1.75	13,000	-	December 18, 2029	4.72 years
	147,763	113,764

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

16

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants denominated in CAD is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative financial liability. Accordingly, all CAD denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative warrant liabilities at their estimated fair value as of that date.

The fair value of the warrants issued during the three months ended March 31, 2025 with an exercise price denominated in CAD was estimated at ($nil) (2024 - $968,000) on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD $3.10
Risk-free interest rate	4.17% – 4.36%
Expected life	2 years

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	865,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Fair value adjustment	1,724,792
Balance at March 31, 2024	$3,218,548
Reclassified to reserves	(123,651)
Fair value and other adjustments	(2,522,897)
Balance at December 31, 2024	$572,000
Fair value adjustment	(246,000)
Balance at March 31, 2025	$326,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025	December 31, 2024
Share price	$0.96	$1.13
Risk-free interest rate	2.47%	2.92%
Dividend yield	0%	0%
Expected volatility	86%-130%	94%-134%
Remaining term (in years)	0.9–2.5	1.1-2.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

17

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

13.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three months ended March 31, 2025 and 2024, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $84,186 (2024 - $84,447).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $38,903 (2024 - $38,017 (paid or accrued to the former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $24,000 (2024 - $24,000).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $37,500 (2024 - $45,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $45,833 (2024 - $41,821). The amount includes director fees payment of $33,811 for the three months ended March 31, 2025 (2024 - $30,663) to Anthony Giovinazzo, Chairman of the Company.

f)	As at March 31, 2025, $12,034 (December 31, 2024 - $11,120) was payable to directors of the Company, $13,695 (December 31, 2024 - $7,705) was payable and accrued to the CFO of the Company for CFO services, $16,000 (December 31, 2024 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $12,500 (December 31, 2024 - $12,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the three months ended March 31, 2025 and 2024 are summarized as follows:

18

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

13.	Related party transactions (continued)

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Three months ended March 31, 2024
Directors and officers	191,464	41,821	38,103	271,388

Three months ended March 31, 2025
Directors and officers	184,589	45,833	4,949	235,371

14.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at March 31, 2025, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2024.

15.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the three months ended March 31, 2025. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

19

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

16.	Commitments

The Company’s long-term arrangements that are not recognized as liabilities as at March 31, 2025 and December 31, 2024 are as follows:

a)	Employment Agreements

	March 31, 2025	December 31, 2024
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of March 31, 2025 and December 31, 2024, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $227,122 (December 31, 2024 - $323,000) related to its clinical trial, and manufacturing, activities, and other regular business activities which are expected to occur over the next two years.

17.	Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

20